

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

October 10, 2007

Mr. Scott M. Sellick
Libbey Inc.
300 Madison Avenue
Toledo, Ohio 43604

> **RE:** **Libbey Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File #1-12084**

Dear Mr. Sellick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief